Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

GENCO ANNOUNCES MANAGEMENT CHANGES

February 10, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) announces that, effective immediately, Leslie Goodman will replace Robert C. Gardner as Acting Chief Executive Officer. Genco’s Management and Board of Directors wish to thank Robert for his significant contribution to the Company, and wish him continued success in his future endeavors.

Richard Hughes, Chairman of the Board of Directors, commented that "Genco is fortunate to have an executive with Leslie’s knowledge and expertise on the Board to manage the Genco pending completion of a successful CEO search. We are pleased that Robert will remain on the Board to assist the transition."

Leslie Goodman has enjoyed a successful career as CEO of companies in the financial services sector. He currently serves as an independent Director of Rambler Metals & Mining PLC, a TSX and AIM listed company with a copper project in Newfoundland, and several other resources companies. Mr. Goodman served as Director of Genco from 2006 to 2008, and re-joined the Board last year.

The Company is actively conducting a search for a permanent CEO, and has identified several well-qualified candidates for the position. Genco is seeking an individual with a proven record in operations and expanding production, as well as experience in taking companies to the “next level” and delivering value through growing existing assets, joint ventures or business combinations.

Genco’s main area of focus continues to be restarting production at La Guitarra Mine. The Company will dedicate its ongoing efforts to carefully monitor value-driven opportunities and strategic alternatives to deliver the best possible value to Genco’s shareholders.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements. The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.